 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K/A

 REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017

Commission file number: 001-10533	Commission file number: 001-34121

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

6 St. James’s Square	Level 33, 120 Collins Street
London, SW1Y 4AD, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___  No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ________

This Report on Form 6-K/A is being furnished to amend the monthly Form 6-K for the month of May 2017 furnished on 1 June 2017 to include the Stock Exchange announcements in regard to Rio Tinto’s share buy-back programme of Rio Tinto plc shares.

EXHIBIT 99

1.       Stock Exchange announcement dated 2 May 2017 entitled 'Transaction in Own Shares'

2.       Stock Exchange announcement dated 3 May 2017 entitled 'Transaction in Own Shares'

3.       Stock Exchange announcement dated 4 May 2017 entitled 'Transaction in Own Shares'

4.       Stock Exchange announcement dated 5 May 2017 entitled 'Transaction in Own Shares'

5.       Stock Exchange announcement dated 8 May 2017 entitled 'Transaction in Own Shares'

6.       Stock Exchange announcement dated 9 May 2017 entitled 'Transaction in Own Shares'

7.       Stock Exchange announcement dated 10 May 2017 entitled 'Transaction in Own Shares'

8.       Stock Exchange announcement dated 11 May 2017 entitled 'Transaction in Own Shares'

9.       Stock Exchange announcement dated 12 May 2017 entitled 'Transaction in Own Shares'

10.     Stock Exchange announcement dated 15 May 2017 entitled 'Transaction in Own Shares'

11.     Stock Exchange announcement dated 16 May 2017 entitled 'Transaction in Own Shares'

12.     Stock Exchange announcement dated 17 May 2017 entitled 'Transaction in Own Shares'

13.     Stock Exchange announcement dated 18 May 2017 entitled 'Transaction in Own Shares'

14.     Stock Exchange announcement dated 19 May 2017 entitled 'Transaction in Own Shares'

15.     Stock Exchange announcement dated 22 May 2017 entitled 'Transaction in Own Shares'

16.     Stock Exchange announcement dated 23 May 2017 entitled 'Transaction in Own Shares'

17.     Stock Exchange announcement dated 24 May 2017 entitled 'Transaction in Own Shares'

18.     Stock Exchange announcement dated 25 May 2017 entitled 'Transaction in Own Shares'

19.     Stock Exchange announcement dated 26 May 2017 entitled 'Transaction in Own Shares'

20.     Stock Exchange announcement dated 30 May 2017 entitled 'Transaction in Own Shares'

21.     Stock Exchange announcement dated 31 May 2017 entitled 'Transaction in Own Shares'

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc

Rio Tinto Limited
(Registrant)	(Registrant)

By /s/ Steve Allen	By /s/ Steve Allen
Name Steve Allen	Name Steve Allen
Title Company Secretary	Title Joint Company Secretary

Date 1 August 2017	1 August 2017